UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2021

Commission File Number: 001-40414

Skylight Health Group Inc.

(Exact name of Registrant as specified in its charter)

5520 Explorer Drive, Suite 402

Mississauga, Ontario L4W 5L1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INCORPORATION BY REFERENCE

Exhibits 99.1 and 99.2 of this Form 6-K are incorporated by reference as a additional exhibits to the registrant’s Registration Statement on Form F-10 (File No. 333-255444).

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Exhibit

99.1	Unaudited Condensed Consolidated Interim Financial Statements of the Registrant for the three months ended March 31, 2021

99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Registrant for the three months ended March 31, 2021

99.3	Skylight Health Group Inc. — Form 52-109F2 Certificate of Interim Filings by CEO (pursuant to Canadian regulations)

99.4	Skylight Health Group Inc. — Form 52-109F2 Certificate of Interim Filings by CFO (pursuant to Canadian regulations)

99.5	Skylight Health Group Inc. — Form 52-109F2 Certificate of Refiled Interim Filings by CEO (pursuant to Canadian regulations)

99.6	Skylight Health Group Inc. — Form 52-109F2 Certificate of Refiled Interim Filings by CFO (pursuant to Canadian regulations)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Skylight Health Group Inc.
(Registrant)

Date: June 1, 2021	/s/ Pradyum Sekar
Pradyum Sekar
Chief Executive Officer and Director